Exhibit 16.1

March 30, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Gentlemen:

We have read the disclosure related to change in accountants required by Item 11 in Amendment No. 1 to the Registration Statement (Form S-1 No. 333-12576) dated March 30, 2005, of Rackable Systems, Inc. and are in agreement with the statements contained in the second, third and last sentences of the first paragraph and the first, third and fourth sentences of the second paragraph of the section titled “Change in Accountants” on page 109 therein. We have no basis to agree or disagree with the other statements of the registrant contained therein.

/s/ Ernst & Young LLP